Avista Healthcare Public Acquisition Corp.

65 East 55th Street, 18th Floor

New York, NY 10022

October 5, 2016

VIA EMAIL & EDGAR

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	Avista Healthcare Public Acquisition Corp. (the “Company”) Registration
Statement on Form S-1 (Registration No. 333-213465)

Dear Mr. Kluck:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-213465) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Washington D.C. time on October 7, 2016 or as soon as practicable thereafter.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

The Company acknowledges that should the Commission or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Jennifer Bensch of Weil, Gotshal & Manges LLP at (212) 310-8870 and that such effectiveness also be confirmed in writing.

Very truly yours,

Avista Healthcare Public Acquisition Corp.

By:	/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	General Counsel and Secretary

cc:

Securities and Exchange Commission

William Demarest

Jaime John

Stacie Gorman

Weil, Gotshal & Manges, LLP

Jennifer A. Bensch, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Gregg A. Noel, Esq.

Jonathan Ko, Esq.